Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-170368
November 19, 2010
China Xiniya Fashion Limited
     China Xiniya Fashion Limited, or our company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-5616 (calling this number is not toll-free outside the United States). You may also access our company’s most recent prospectus dated November 19, 2010 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1499494/000095012310107259/h04357a3fv1za.htm
     The following information supplements and updates the information contained in our company’s preliminary prospectus dated November 8, 2010. All references to page numbers are to page numbers in Amendment No. 3 to the registration statement on Form F-1.
The second paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity—Cash Flow Generated By Operating Activities” on page 67 has been replaced with the following paragraph:
     Our net cash generated by operating activities for the nine months ended September 30, 2010 was RMB96.0 million ($14.3 million), which primarily consisted of profit before taxation of RMB177.9 million ($26.6 million) and an increase in trade payables of RMB86.4 million ($12.9 million), as adjusted by (i) an increase in trade receivables of RMB148.2 million ($22.2 million) due also to the increase in sales volume and the extension in 2010 of credit terms we offered to department store chain clients from 60 days to 90 days, (ii) income tax payments of RMB21.5 million ($3.2 million) and (iii) an increase in inventories of RMB8.2 million ($1.2 million), also due to the increase in sales volume. Our total revenues for the nine months ended September 30, 2010 increased by 36.2% to RMB565.7 million (US$84.6 million) from the same period in 2009 due to an increase in sales volume as a result of the overall growth in our business throughout the period as well as the fact that the fall season is our peak sales season. Our sales volumes are generally higher in September, October and November than other months of the year, and September typically represents the highest monthly sales volume. For example, revenues in September 2010 represented 27.2% of our total revenues for the nine-month period ended September 30, 2010. These higher sales volumes contributed to the increases in trade receivables, trade payables and inventory balances at September 30, 2010. Trade receivables at September 30, 2010 increased primarily due to the higher levels of sales revenues in September, which revenues had not yet been collected. Similarly, trade payables and inventory balances were higher at September 30, 2010 as we increased production and purchases to meet our peak season demand. Our inventory turnover ratio has remained relatively consistent at 13 days and 11 days, and our trade payables turnover ratio has decreased from 63 days to 52 days for the nine months ended September 30, 2009 and 2010, respectively. The decrease in our trade payables turnover ratio is primarily attributable to our earlier payments to vendors as a result of the general increase in our available cash balances. Our trade receivables turnover ratio increased from 18 days to 96 days for the nine months ended September 30, 2009 and 2010, respectively, which is in part a reflection of the extension of our credit terms. However, this ratio is not necessarily indicative of the aging of our receivables, and we have generally settled the substantial portion of our trade receivables within 60 days. See note 8 to our audited financial statements for additional information regarding our trade receivables. We have not historically experienced any significant delays in the payment of our trade receivables and believe that the trade receivables outstanding as of September 30, 2010 will be collected when due and payable according to their credit terms.